

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 5, 2022

Cong He
Chief Financial Officer
Tian'an Technology Group Ltd.
Room 104, Building 1-B, No. 3500
Xiupu Road, Pudong New Area, Shanghai, China

> **Re: Tian'an Technology Group Ltd.**
> **Amendment No. 1 to Registration Statement on Form F-1**
> **Filed November 9, 2022**
> **File No. 333-267453**

Dear Cong He:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 12, 2022 letter.

Amendment 1 to Form F-1 Filed on November 9, 2022

General

1. You disclose that there is no public market for your common stock but that selling shareholders may offer the shares through public or private transactions at prevailing market prices, at prices related to prevailing market prices or at privately negotiated prices. Please note that an at-the-market resale offering under Rule 415 is not available for registrants that do not have a public market. Please revise your prospectus to disclose that the selling shareholders will offer and sell their shares at a fixed price until your shares are listed on a national securities exchange or quoted on the OTC Bulletin Board, OTCQX, or OTCQB, at which time they may be sold at prevailing market prices or in privately negotiated transactions.

Prospectus Cover Page, page i

2.   We note your response to prior comment 6 and reissue in part. Please state whether any transfers, dividends, or distributions have been made to date between the holding company, its subsidiaries, and consolidated entities, or to investors, and quantify the amounts where applicable.

Prospectus Summary, page 1

3.   We note your response to prior comment 8. Please be sure your amended disclosure addresses each element of our comment.

4.   In regards to prior comment 9, please advise us where in the amended registration statement you addressed our comment.

Risk Factors, page 10

5.   We note your response to prior comment 12. Please advise us where in the registration statement the corresponding amended disclosure is.

Unaudited Interim Financial Statements for the Six Months Ended June 30, 2022, page 51

6.   We note that it does not appear you have included a statement of changes in stockholders' equity for the six months ended June 30, 2022. Please revise to include either a statement or a note to the financial statements which analyzes the changes in each caption of shareholders' equity presented in the balance sheet for the most recent interim period as well as the comparative period. See guidance in Item 8.A.5 of Form 20-F and Item 10 of Regulation S-X.

Recent Sales of Unregistered Securities, page II-1

7.   We note your response to prior comment 15, and reissue in part. Please indicate the section of the Securities Act or the rule of the Commission under which exemption from registration was claimed, and state briefly the facts relied upon to make the exemption available for all the transactions disclosed here.

Item 16. Exhibits and Financial Schedules
Exhibit 23.1 , page II-2

8.   Please make arrangements with your auditor for them to revise their consent as follows:
        • Remove the incorporation by reference wording, since their report is included directly in the Form F-1;
        • Disclose their consent to the reference to their firm under the "Experts" section of the Form F-1; and
        • Provide a currently dated consent with any subsequent amendments.

Cong He
Tian'an Technology Group Ltd.
December 5, 2022
Page 3

You may contact Ernest Greene at 202-551-3733 or Claire Erlanger at 202-551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Donahue at 202-551-6063 or Jay Ingram at 202-551-3397 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing